UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                               ANALEX CORPORATION
                               ------------------
                                (Name of Issuer)


                     Common Stock, par value $0.02 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    032653107
                                    ---------
                                 (CUSIP Number)


                          Aryeh Davis, General Counsel
                         Pequot Capital Management, Inc.
                     500 Nyala Farm Road, Westport, CT 06880
                                 (203) 429-2200
                     ---------------------------------------
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  May 28, 2004
                                  ------------
             (Date of Event which Requires Filing of This Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032653107

    1       NAME OF REPORTING PERSONS                                 Pequot Capital Management, Inc.
            I.R.S. IDENTIFICATION NO.OF                                                     06-1524885
            ABOVE PERSON
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                   (a) n/a
                                                                                   (b) */**
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    3       SEC USE ONLY
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    4       SOURCE OF FUNDS  OO
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

            n/a
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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Connecticut
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          NUMBER OF SHARES              7     SOLE VOTING POWER                              13,564,460*/**
           BENEFICIALLY                 -----------------------------------------------------------------------------
             OWNED BY                   8     SHARED VOTING POWER                            0*/**
               THE                      -----------------------------------------------------------------------------
          REPORTING PERSON              9     SOLE DISPOSITIVE POWER                         13,564,460*/**/***
               WITH                     -----------------------------------------------------------------------------
                                        10    SHARED DISPOSITIVE POWER                       0*/**
                                        -----------------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON                      13,564,460*/**
---------------------------------------------------------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES            n/a
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT
            IN ROW (11)                                                                      47.1%*/**
---------------------------------------------------------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON                                                         IA
---------------------------------------------------------------------------------------------------------------------


*The Reporting Person may be deemed to be part of a group with the Stockholder Parties (as defined herein) pursuant to certain terms of the Amended and Restated Stockholders' Voting Agreement described in Item 4. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 22,562,004 shares of Common Stock (as defined herein), in the aggregate, beneficially owned by the Stockholder Parties. Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

**The Reporting Person may be deemed to be part of a group with the Voting Parties (as defined herein) pursuant to certain terms of the Voting Agreement described in Item 4. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 21,543,537 shares of Common Stock (as defined herein), in the aggregate, beneficially owned by the Voting Parties. Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

*** The power of the Reporting Person to dispose of any of the securities purchased under the Series B Purchase Agreement are subject to certain limitations and restrictions on transfer as set forth in the Co-Sale Agreement described in Item 4.

          This Amendment No. 2 is filed by Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"), and amends Items 3, 4, 5, 6 and 7 of the Statement on Schedule 13D filed by the Reporting Person on July 28, 2003, as amended on December 9, 2003 (the "Schedule 13D," together with this Amendment No. 2, the "Statement"). This Amendment No. 2 relates to the Common Stock, par value $0.02 per share (the "Common Stock"), of Analex Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

          Item 3 of the Statement is hereby amended and restated in its entirety as follows:

          On December 9, 2003 (the "Series A Closing Date"), pursuant to a Subordinated Note and Series A Convertible Preferred Stock Purchase Agreement dated July 18, 2003 (the "Series A Purchase Agreement"), with the Funds (with respect to the ownership interests of the Funds in the Series A Preferred Stock, Convertible Notes and Series A Warrants, the Funds are sometimes referred to as, the "Series A Investors"), the Issuer: (i) issued and sold to the Funds an aggregate of 6,726,457 shares of the Issuer's Series A Convertible Preferred Stock, par value $0.02 per share (the "Series A Preferred Stock") for a purchase price of $2.23 per share of Preferred Stock (the "Series A Purchase Price"), representing an aggregate consideration of approximately $15,000,000; (ii) in connection with the issuance and sale of the Series A Preferred Stock, issued warrants to each of the Funds (the "Series A Preferred Warrants") exercisable to purchase the Issuer's Common Stock, at a ratio of one share of Common Stock for every five shares of Common Stock issued or issuable upon conversion of the Preferred Stock; (iii) issued and sold to the Funds $10,000,000 in aggregate principal amount of the Issuer's Secured Subordinated Convertible Promissory Notes (the "Convertible Notes"); and (iv) in connection with the issuance and sale of the Convertible Notes, issued warrants to each of the Funds (the "Note Warrants," and together with the Series A Preferred Warrants, the "Series A Warrants") exercisable to purchase Common Stock at a ratio of one share of Common Stock for every five shares of Common Stock issued or issuable upon conversion of the Convertible Notes. The funds for the purchase of the Series A Preferred Stock and the issuance of the Series A Warrants and the Convertible Notes held by the Accounts were obtained from the contributions of the Accounts' partners/shareholders.

          A copy of the Series A Purchase Agreement was previously filed as
Exhibit 1 to the Schedule 13D and is incorporated herein by reference, and the description herein of the Series A Purchase Agreement is qualified in its entirety by reference to the Series A Purchase Agreement.

          As more fully described in Item 4 hereof, the Funds and the Issuer have entered into the Series B Purchase Agreement (as such term is defined in Item 4) with respect to the transactions contemplated thereby. The funds for the purchase of the Series B Preferred Stock and the issuance of the Common Stock Warrants and the Senior Subordinated Notes (as such terms are defined in Item 4) to be held by the Accounts were obtained from the contributions of the Accounts' partners/shareholders.

          A copy of the Series B Purchase Agreement is filed as Exhibit 11 to this Amendment Number 2 and the description herein of the Series B Purchase Agreement is qualified in its entirety by reference to the Series B Purchase Agreement.

Item 4.  Purpose of Transaction

          Item 4 of the Statement is amended to include the following information:

          The Reporting Person acquired the Senior Subordinated Notes and the Common Stock Warrants pursuant to the terms of the Series B Purchase Agreement. The Reporting Person considers the shares of Common Stock that it beneficially owns as an investment made in the ordinary course of its business. The Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional shares of Common Stock or dispose of shares of Common Stock in the open market, in privately negotiated transactions or in any other lawful manner.

Series B Purchase Agreement

          Pursuant to a Purchase Agreement (the "Series B Purchase Agreement") dated May 28, 2004 (the " Senior Subordinated Notes Closing Date") with the Funds, General Electric Pension Trust ("GEPT") and New York Life Capital Partners II, L.P. ("NYL" and, together with the Funds and GEPT, collectively, the "Series B Investors"), the Issuer: (i) issued and sold to the Funds $3,500,000 in aggregate principal amount of the Issuer's Secured Senior Subordinated Convertible Promissory Notes (the "Senior Subordinated Notes"), the principal and accrued interest on which are convertible in accordance with their terms into shares of the Issuer's Series B Convertible Preferred Stock, par value $0.02 per share (the "Series B Preferred Stock") at a conversion price of $3.50 per share of Series B Preferred Stock (the "Series B Original Issue Price") and (ii) in connection with the issuance and sale of the Senior Subordinated Notes, issued warrants to each of the Funds (the "Common Stock Warrants") exercisable to purchase Common Stock at a ratio of one share of Common Stock for every five shares of Common Stock issued or issuable on conversion of Series B Preferred Stock issued or issuable upon conversion of the Senior Subordinated Notes. Capitalized terms used but not defined in this Item 4 or elsewhere in the Statement shall have the meanings assigned to such terms in the Series B Purchase Agreement. The funds for the purchase and the issuance of the Common Stock Warrants and the Senior Subordinated Notes held by the Accounts were obtained from the contributions of the Accounts' partners/shareholders.

Voting Agreement

          Concurrently with, and as a condition to, the Funds' execution of the Series B Purchase Agreement, certain stockholders of the Issuer, consisting of Sterling E. Phillips, Jr., J. Richard Knop, C.W. Gilluly, Peter Belford, Sr., Arthur A. Hutchins, Joseph H. Saul, Gerald McNichols, DRG Irrevocable Trust and the Series A Investors (collectively, the "Voting Parties"), entered into a Voting Agreement (the "Voting Agreement"). Under the Voting Agreement, the Voting Parties have agreed that, at any meeting of the stockholders of the Issuer, or in connection with any action proposed to be taken by the stockholders of the Issuer, the Voting Parties will vote in favor of the transactions contemplated by the Series B Purchase Agreement, including without limitation, the conversion of the Senior Subordinated Notes into Series B Preferred Stock.

          Pursuant to the terms of the Voting Agreement, each stockholder party thereto also agrees that until the transactions contemplated by the Series B Purchase Agreement are consummated or the Series B Purchase Agreement is terminated, such stockholder will not: (i) sell, transfer, pledge, assign, or otherwise dispose of such stockholder's shares of the Issuer, except as provided in the Voting Agreement; (ii) enter into any voting arrangement with respect to such shares; or (iii) take any other action that would in any way restrict, limit, or interfere with, the performance of such stockholder's obligations under the Voting Agreement.

Amended and Restated Stockholders' Voting Agreement

          On the Senior Subordinated Notes Closing Date, the Series B Investors, the Series A Investors, the Issuer, and Joseph H. Saul, Arthur A. Hutchins, DRG Irrevocable Trust, Peter Belford, J. Richard Knop, and C.W. Gilluly (Mr. Saul, Mr. Knop, Mr. Gilluly, Mr. Belford, Mr. Hutchins, DRG Irrevocable Trust, who, together with the Series A Series B Investors will own a majority of the Common Stock of the Issuer upon the Senior Subordinated Notes Closing Date, are collectively referred to as the "Stockholder Parties") entered into a Amended and Restated Stockholders' Voting Agreement ("Amended and Restated Stockholders Agreement") pursuant to which the Series A Investors, the Series B Investors and the other Stockholder Parties agreed to vote, or cause to be voted, all securities of the Issuer they own or over which they have voting control so that the number of directors of the Issuer will be nine, consisting of: (i) the Issuer's chief executive officer ("CEO"), currently Sterling E. Phillips, Jr.;
(ii) two directors designated by the Funds (as the Series A Investors and as Series B Investors) ; (iii) one non-employee director designated by the Issuer's CEO and acceptable to the Series A Investors and Series B Investors, who shall initially be Peter Belford; and (iv) five independent directors nominated by the nominating committee of the Board of Directors of the Issuer (the "Board"), which shall be comprised solely of the independent directors then serving on the Board.

          Under certain circumstances where the Funds hold less than certain specified percentages of the securities the Funds originally purchased on the Series A Closing Date and on the Senior Subordinated Notes Closing Date, the right to designate two directors in (ii) above will be reduced to one or no directors and the above voting provisions will be adjusted in the manner described in the Amended and Restated Stockholders Agreement.

          In certain circumstances, including the Issuer's failure to redeem the Series B Preferred Stock as required or failure to pay certain amounts due under the Senior Subordinated Notes, the Series B Investors or certain of their transferees may designate additional directors so that the Funds' directors comprise a majority of the Board. This right will terminate if the Issuer redeems the Series B Preferred Stock and repays the amounts then due under the Senior Subordinated Notes. In addition, the right to designate additional directors under similar circumstances granted to the Series A Investors shall be subject to the rights granted to the holders of the Series B Preferred Stock in the immediately preceding sentence.

Registration Rights Agreement

          In connection with the transactions contemplated by the Series B Purchase Agreement, the Issuer and the Series B Investors entered into a Registration Rights Agreement (the "Registration Rights Agreement"), as of the Senior Subordinated Notes Closing Date. Pursuant to the Registration Rights Agreement, within 30 days following the Senior Subordinated Notes Closing Date, the Issuer will be required to file a registration statement on Form S-3 registering the resale of any Common Stock issuable upon conversion or exercise of the Senior Subordinated Notes and Common Stock Warrants or issuable upon conversion of the Series B Preferred Stock issued or issuable on conversion of the Senior Subordinated Notes. The Issuer will be required to keep such registration statement effective until all the Common Stock registered thereunder is sold or the holders are entitled to sell such Common Stock under Rule 144(k) under the Securities Act of 1933, as amended. The Registration Rights Agreement also provides the Reporting Person with piggyback registration rights with respect to certain underwritten offerings initiated by the Issuer.

Co-Sale Agreement

          (a) In connection with the Series B Purchase Agreement, the Issuer and the Series B Investors entered into that certain Co-Sale Agreement, as of the Senior Subordinated Notes Closing Date (the "Co-Sale Agreement"), pursuant to which each Series B Investor agreed to provide the other Series B Investors with notice of, and the option to participate in, certain transfers of Senior Subordinated Notes, Series B Preferred Stock, Common Stock Warrants or Common Stock issued or issuable upon the conversion or exercise of any of the foregoing or issued with respect to any such securities by way of stock dividend, stock split or any reorganization affecting the Issuer's capital stock (collectively, the "Co-Sale Securities").

          (b) Specifically, the Co-Sale Agreement provides that for so long as any Series B Investor holds any Co-Sale Securities, each such Series B Investor desiring to transfer any Co-Sale Securities (each such Series B Investor, a "Transferring Investor") other than in connection with transfers to the Issuer, transfers pursuant to a public sale or transfers to certain affiliates must give each other Series B Investor (the "Other Investors") and the Issuer written notice of the terms and conditions of any proposed bona fide and arm's length sale at least twenty (20) days prior to any proposed transfer. The Other Investors may elect to participate in the proposed transfer within ten (10) business days of receiving notice of the transfer (such Other Investors so electing, the "Electing Other Investors"), who then have the right and obligation to sell to the proposed transferee(s), at the same price and on the same terms and conditions as are specified in the notice, the same type and up to the same percentage of Co-Sale Securities (on an as converted basis including shares of Common Stock issuable upon conversion of Series B Preferred Stock) owned by such Electing Other Investors as the Co-Sale Securities represents with respect to the capital stock of the Issuer owned by the Transferring Investor.

          The Transferring Investor is not permitted to transfer any Co-Sale Securities to prospective transferee(s) unless (x) such prospective transferee(s) allow(s) the participation of the Electing Other Investors on the terms specified in the transfer notice or (y) if such Transferring Investor does not receive notice that the Other Investors intend to participate within the ten-day period and transfers its Co-Sale Securities within sixty (60) days after the expiration of the ten (10) business day period at a price and on the terms no more favorable than those specified in the original transfer notice.

          A copy of the Purchase Agreement, the Voting Agreement, the Amended and Restated Stockholders Agreement, the Registration Rights Agreement and the Co-Sale Agreement are attached hereto as Exhibits 11, 12, 13, 14 and 15, respectively, and are incorporated herein by reference, and the description herein of such agreements are qualified in their respective entireties by reference to such agreements.

Item 5.  Interest in Securities of the Issuer

          Item 5 of the Statement is amended and restated in its entirety as follows:

          (a) The Reporting Person beneficially owns 13,564,460 shares of Common Stock, representing 47.1% of shares of Common Stock outstanding as of May 28, 2004 (giving effect to the issuance of (i) 12,057,796 shares of Common Stock issuable upon conversion of the Series A Preferred Stock, the conversion of the Convertible Notes and the exercise of the Series A Warrants, (ii) 1,500,000 shares of Common Stock issuable upon conversion of the Series B Preferred Stock/1/ issuable on conversion of the Senior Subordinated Notes and the exercise of the Common Stock Warrants, (iii) 3,332 shares of Common Stock issuable upon exercise of the Initial Directors Options (as defined below) and
(iv) 3,332 shares of Common Stock issuable upon exercise of the New Directors Options (as defined below)).

          In addition, by virtue of the Amended and Restated Stockholders Agreement, it could be alleged that a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5(b)(1) thereunder, has been formed that includes the Stockholder Parties and the Reporting Person. While the Reporting Person does not concede that such a "group" has been formed, this filing is being made to ensure compliance with the Exchange Act. Such group would be deemed to beneficially own, in the aggregate, 22,562,004 shares of Common Stock (including shares underlying options exercisable within 60 days of the date hereof), representing 69.5% of the Common Stock outstanding as of May 28, 2004 (giving effect to the issuance of (i) 12,057,796 shares of Common Stock issuable upon conversion of the Series A Preferred Stock, the conversion of the Convertible


----------
1/ Assumes that the Series B Preferred Stock is converted to Common Stock at a conversion price of $2.80 per share.

Notes and the exercise of the Series A Warrants, (ii) 1,500,000 shares of Common Stock issuable upon conversion of the Series B Preferred Stock/2/ issuable on conversion of the Senior Subordinated Notes and the exercise of the Common Stock Warrants, (iii) 3,332 shares of Common Stock issuable upon exercise of the Initial Directors Options (as defined below) and (iv) 3,332 shares of Common Stock issuable upon exercise of the New Directors Options (as defined below)). The Reporting Person expressly disclaims beneficial ownership of Common Stock beneficially owned by the Stockholder Parties and does not affirm that such a "group" exists.

          Furthermore, by virtue of the Voting Agreement, it could be alleged that a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5(b)(1) thereunder, has been formed that includes the Voting Parties and the Reporting Person. While the Reporting Person does not concede that such a "group" has been formed, this filing is being made to ensure compliance with the Exchange Act. Such group would be deemed to beneficially own, in the aggregate, 21,543,537 shares of Common Stock (including shares underlying options exercisable within 60 days of the date hereof), representing 70.4% of the Common Stock outstanding as of May 28, 2004 (giving effect to the issuance of (i) 12,057,796 shares of Common Stock issuable upon conversion of the Series A Preferred Stock, the conversion of the Convertible Notes and the exercise of the Series A Warrants,
(ii) 1,500,000 shares of Common Stock issuable upon conversion of the Series B Preferred Stock/3/ issuable on conversion of the Senior Subordinated Notes and the exercise of the Common Stock Warrants, (iii) 3,332 shares of Common Stock issuable upon exercise of the Initial Directors Options (as defined below) and
(iv) 3,332 shares of Common Stock issuable upon exercise of the New Directors Options (as defined below)). The Reporting Person expressly disclaims beneficial ownership of Common Stock beneficially owned by the Voting Parties and does not affirm that such a "group" exists.

          Pursuant to the Series B Purchase Agreement, the Company has an option to require the Series B Investors to purchase up to an additional $25 million of Senior Subordinated Notes or Series B Preferred Stock, and be issued additional Common Stock Warrants, at any one or more times on or prior to May 27, 2005, for the purpose of paying the cost of acquisition of the stock or assets of one or more other companies, in each case with an acquisition value (not including transaction expenses) of at least $10 million. Pursuant to the Series B Purchase Agreement, the Pequot Funds may be required to purchase up to an additional $7.5 million of Senior Subordinated Notes or Series B Preferred Stock in the aggregate.

          (b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of the 13,564,460 shares of Common Stock (giving effect to the issuance of (i) 12,057,796 shares of Common Stock issuable upon conversion of the Series A Preferred Stock, the conversion of the Convertible Notes and the exercise of the Series A Warrants, (ii) 1,500,000 shares of Common Stock issuable upon conversion of the Series B Preferred Stock/4/ issuable on conversion of the Senior Subordinated Notes and the exercise of the Common Stock Warrants, (iii) 3,332 shares of Common Stock issuable upon exercise of the Initial Directors Options (as defined below) and


----------
2/ Assumes that the Series B Preferred Stock is converted to Common Stock at a conversion price of $2.80 per share.

3/ Assumes that the Series B Preferred Stock is converted to Common Stock at a conversion price of $2.80 per share.

4/ Assumes that the Series B Preferred Stock is converted to Common Stock at a conversion price of $2.80 per share.

(iv) 3,332 shares of Common Stock issuable upon exercise of the New Directors Options (as defined below)).

          Pursuant to, and to the extent set forth in, the Amended and Restated Stockholders Agreement, it could be alleged that the Reporting Person shares voting and dispositive power with respect to the shares of Common Stock beneficially owned by the Stockholder Parties. To the knowledge of the Reporting Person and based on documents publicly filed by the Stockholder Parties, (i) the name, address and principal occupation of each of the Stockholder Parties is set forth on Exhibit 16 hereto and is incorporated herein by reference and (ii) each of the Stockholder Parties is a citizen of the United States. To the knowledge of the Reporting Person and based on documents publicly filed by the Stockholder Parties, during the last five years, none of the Stockholder Parties has been:
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

          In addition, pursuant to, and to the extent set forth in, the Voting Agreement, it could be alleged that the Reporting Person shares voting and dispositive power with respect to the shares of Common Stock beneficially owned by the Voting Parties. To the knowledge of the Reporting Person and based on documents publicly filed by the Voting Parties, (i) the name, address and principal occupation of each of the Voting Parties is set forth on Exhibit 17 hereto and is incorporated herein by reference and (ii) each of the Voting Parties is a citizen of the United States. To the knowledge of the Reporting Person and based on documents publicly filed by the Voting Parties, during the last five years, none of the Voting Parties has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

          (c) Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

          Item 6 of the Statement is amended and restated in its entirety as follows:

          Reference is made to the Series B Purchase Agreement, the Voting Agreement, the Amended and Restated Stockholders Agreement, the Registration Rights Agreement described in Items 3, and 4, which are included as Exhibits 11, 12, 13, and 14, respectively, and are incorporated by reference herein.

Reference is also made to that certain (i) Amendment to Certificate of Designations, Powers, Preferences and Rights of the Series A Convertible Preferred Stock, dated as of May 27, 2004 and (ii) Certificate of Designations, Powers, Preferences and Rights of the Series B Convertible Preferred Stock, dated as of May 27, 2004, which are included as Exhibits 18 and 19, respectively, and are incorporated by reference herein.

          In connection with the transactions contemplated by the Series A Purchase Agreement, on December 9, 2003, the Issuer issued to the Funds the Series A Preferred Stock, the Series A Warrants and the Convertible Notes.

          In connection with the transactions contemplated by the Series B Purchase Agreement, on May 28, 2004, the Issuer issued to the Series B Investors the Senior Subordinated Notes and the Common Stock Warrants.

          Series A Preferred Stock

          The 6,726,457 shares of Series A Preferred Stock are convertible into Common Stock at any time at the election of its holders, initially at a ratio of one share of Common Stock for every share of Series A Preferred Stock and subject to adjustments for certain dilutive equity issuances and for stock splits, stock dividends and similar events. The Series A Preferred Stock will automatically convert into Common Stock if, any time following 18 months after the Series A Closing, the average closing price of the Common Stock over a 20 consecutive trading day period exceeds 2.5 times the conversion price then in effect for the Series A Preferred Stock. In addition, the Series A Preferred Stock held by holders that do not accept an offer by the Issuer to purchase the Series A Preferred Stock for at least 2.5 times the conversion price then in effect also will automatically convert into Common Stock. In addition, the Series A Preferred Stock will automatically convert into Common Stock upon the agreement of the holders of a majority of the Series A Preferred Stock. Holders of Series A Preferred Stock are entitled to vote on actions to be taken by the stockholders together with all other classes and series of voting stock of the Issuer as a single class, except as otherwise provided by applicable law or as described below. Each share of Series A Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which such share of Series A Preferred Stock is convertible. Initially, each share of Series A Preferred Stock is entitled to one vote. As long as 50% of the shares of Series A Preferred Stock issued on December 9, 2003 remain outstanding, or, if the Issuer has failed to comply with its redemption obligations, as long as any shares of Series A Preferred Stock issued at December 9, 2003 remain outstanding, the Issuer will not be allowed to take certain actions without the prior written consent of the holders of a majority of the Series A Preferred Stock outstanding. The holders of Series A Preferred Stock are entitled to customary preemptive rights and liquidation and dissolution preferences.

          Dividend Rights

          Holders of the Series A Preferred Stock are entitled to receive cumulative dividends on the Series A Preferred Stock each quarter beginning on September 30, 2003 at the per annum rate of 6% of the Series A Purchase Price. The dividends are payable in cash; provided, however, that if at any time after initial issuance of the Series A Preferred Stock: (i) the Issuer's available cash for operations for the following twelve month period is less than

$1,000,000 in excess of business projections approved by the Issuer's board of directors for such twelve month period, or (ii) the Issuer's payment of the dividend in cash will result in an event of default under the Issuer's senior indebtedness, then the dividend, at the option of the Issuer, may be paid in shares of Series A Preferred Stock valued at the Series A Purchase Price. Holders of the Series A Preferred Stock are entitled to receive such dividends immediately after the payment of any dividends to the Series B Preferred Stock, prior to any payment of dividends to junior securities and the Common Stock and at the same time as the payment of dividends to parity securities.

          Holders of the Series B Preferred Stock are entitled to receive cumulative dividends on the Series B Preferred Stock each quarter beginning on June 30, 2004 at the per annum rate of 6% of the Series B Original Issue Price (as adjusted for any stock splits, combinations, recapitalizations involving equity securities of the Issuer, reclassifications of other similar events involving a change with respect to the Series B Preferred Stock). The dividends are payable in cash; provided, however, that if at any time after initial issuance of the Series B Preferred Stock: (i) the Issuer's available cash for operations for the following twelve month period is less than $1,000,000 in excess of business projections approved by the Issuer's board of directors for such twelve month period, or (ii) the Issuer's payment of the dividend in cash will result in an event of default under the Issuer's senior indebtedness, then the dividend, at the option of the Issuer, may be paid in shares of Series B Preferred Stock valued at the Series B Original Issue Price (as adjusted for any stock splits, combinations, recapitalizations involving equity securities of the Issuer, reclassifications of other similar events involving a change with respect to the Series B Preferred Stock). Holders of the Series B Preferred Stock are entitled to receive such dividends immediately after the payment of any dividends to senior securities required by the Issuer's certificate of incorporation, as amended or amended and restated and in effect, including for this purpose any certificate(s) of designation, prior and in preference to any dividends paid to the Series A Preferred Stock, any other junior securities and the Common Stock and at the same time as the payment of dividends to parity securities.

          Redemption

          The Series A Preferred Stock shall be subject to redemption, at the option of the holders of a majority of the then outstanding shares of Series A Preferred Stock at any time after the Series B Redemption Date (as defined below), in four equal quarterly installments, with the first installment being made within sixty (60) days of the date of exercise of such option and the last installment on the date that is 9 months thereafter, in whole or in part, at a per share redemption price equal to the Series A Purchase Price (as adjusted for any stock splits, stock dividends, combinations, recapitalizations involving equity securities of the Issuer, reclassifications of other similar events involving a change with respect to the Series A Preferred Stock) per share plus any accrued but unpaid dividends, payable in immediately available funds. If the Issuer is unable to effect any required quarterly redemption of Series A Preferred Stock for a period of nine consecutive months after such redemption was required, the holders of the Series A Preferred Stock will have the right to designate additional directors so that directors designated by the holders comprise a majority of the Issuer's board of directors. Notwithstanding anything contained in the immediately preceding paragraph to the contrary, the Issuer shall not be required to use such funds to pay the redemption price of Series A Preferred Stock nor shall the holders of the Series A Preferred Stock be entitled to any such designation rights unless the Issuer has paid, or reserved funds sufficient to pay, the entire redemption price of Series B Preferred Stock.

          The Series B Preferred Stock shall be subject to redemption, at the option of the holders of 66 2/3% of the then outstanding shares of Series B Preferred Stock at any time after the fourth anniversary of the earlier of (x) the date of the initial conversion of any Senior Convertible Note or (y) the date of the initial issuance of the Series B Preferred Stock (the earlier of (x) or (y), the "Issue Date" such fourth anniversary of such Issue Date, the "Series B Redemption Date"), in four equal quarterly installments, with the first installment being made within sixty (60) days of the date of exercise of such option and the last installment on the date that is 9 months thereafter, in whole or in part, at a per share redemption price equal to the Series B Original Issue Price (as adjusted for any stock splits, combinations, recapitalizations involving equity securities of the Issuer, reclassifications of other similar events involving a change with respect to the Series B Preferred Stock) per share plus any accrued but unpaid dividends, payable in immediately available funds.

          Convertible Notes

          Pursuant to the terms of the Convertible Notes, at any time and from time to time, the Reporting Person may, at its sole option, convert the outstanding principal and accrued and unpaid interest on the Convertible Notes in whole or in part into Series A Preferred Stock. The Convertible Notes may be converted in the number of Series A Preferred Stock determined by dividing (i) the sum of the aggregate principal amount and the accrued and unpaid interest, by (ii) an amount equal to 135% of the Series A Purchase Price (subject to adjustments for stock splits, stock dividends and similar events). Initially, the Convertible Notes are convertible into an aggregate of 3,321,707 shares of Series A Preferred Stock, which are convertible into shares of Common Stock initially at a ratio of one share for every Series A Preferred Stock and are subject to adjustments for certain dilutive equity issuances and for stock splits, stock dividends and similar events. The Issuer may cause the automatic conversion of the Convertible Notes into Common Stock if, any time following 18 months after the Series A Closing, the average closing price for the Common Stock over the 20 consecutive trading day period prior to the date of conversion exceeds 2.5 times the Series A Purchase Price, as adjusted for dilutive equity issuances, stock splits, stock dividends and similar events. The Convertible Notes are subject to certain events of default specified in the Convertible Notes. Subject to the rights of the holders of the Senior Subordinated Notes, following an event of default due to the nonpayment of principal, interest or other payments due under the Convertible Notes that continues for a period of twelve consecutive months, the holders of a majority of the Common Stock underlying the securities issued to the Funds at the Series A Closing will have the right to designate a majority of the Issuer's board of directors. This right will terminate upon the payment of the amounts due under the Convertible Notes.

          Interest on Convertible Notes

          Interest on the Convertible Notes is payable at a rate of 7% per annum. Interest is payable in cash quarterly in arrears; provided, that, at the Issuer's option, interest will accrue and will be added to principal if: (i) the Issuer's available cash for operations for the twelve month period following the date any such quarterly interest payment is due is less than $1,000,000 in excess of business projections approved by the Issuer's board of directors for such twelve month period; or (ii) the interest payment in cash will result in a default under the Issuer's senior indebtedness. The interest rate will increase to 11% if the Issuer defaults on any principal or interest payment obligation under the Convertible Notes following a five-day cure period.

          Senior Subordinated Notes

          The Senior Subordinated Notes bear interest at an annual rate of 7%, payable quarterly in cash or, if the Issuer's available cash for operations for the 12 months following the due date of an interest installment does not meet specified levels or such payment would result in a default under the Issuer's senior credit facility, accrued and added to the outstanding principal. Upon a payment default, the interest rate on the Senior Subordinated Notes will be increased to 14% per annum during the term of the default following a five-day cure period.

          The outstanding principal and accrued interest on the Senior Subordinated Notes will be automatically converted into Series B Preferred Stock upon stockholders' approval at the annual meeting of the Issuer ("Stockholder Approval"). The per share conversion price of the Senior Subordinated Notes is $3.50, which was the closing price of the Common Stock on May 27, 2004.

          If the Senior Subordinated Notes have not already converted into Series B Preferred Stock, they will mature 120 days from the Senior Subordinated Notes Closing Date although this 120 day period may be extended to 180 days from the Senior Subordinated Notes Closing Date under certain circumstances prior to the Issuer's receipt of Stockholder Approval necessary for the conversion (the "Maturity Date"). In the event that Stockholder Approval is not obtained on or before the Maturity Date, (i) the rate of interest payable on the Senior Subordinated Notes will be increased to 14% per annum and will continue to increase thereafter at the end of each successive calendar quarter at a rate of ..75% (but in no event shall be increased above the rate of interest lawfully payable) for so long as the Senior Subordinated Notes remain unpaid and (ii) the Issuer will issue to Investors additional warrants to purchase $3.5 million of Common Stock, exercisable at any time following the Stockholder Approval, at an exercise price equal to the Series B Conversion Price (as defined below).

          The Issuer's obligations under the Senior Subordinated Notes are secured by a second lien on all of the assets of the Issuer and its subsidiaries and are guaranteed by the Issuer's subsidiaries. These obligations are subordinated only to those of the Issuer under the senior credit facility and are senior to the existing obligations under the Convertible Notes.

          Series B Preferred Stock

          The Senior Subordinated Notes will be automatically converted into an aggregate of 3,428,571 shares of Series B Preferred Stock upon the Stockholder Approval. The Series B Preferred Stock will be convertible into Common Stock at any time at the election of its holders. The per share conversion price (the "Series B Conversion Price") of the Series B Preferred Stock will be the lowest of (i) $3.10; (ii) the price that reflects a 20% discount to the trailing average closing price of the Common Stock for the 20 consecutive trading days immediately preceding the Issue Date, but in no event less than $2.80; and (iii) the closing price of the Common Stock on the day immediately preceding the Issue

Date; provided that if Stockholder Approval occurs during the continuance of certain events of default with respect to the Senior Subordinated Notes, the Conversion Price will not be subject to the $2.80 floor price in paragraph (ii) above.

          The Series B Preferred Stock will automatically convert into Common Stock if, any time following 18 months after the Issue Date, the average closing price of the Common Stock over a 20 consecutive trading day period exceeds 2.5 times the Series B Original Issue Price (as adjusted for any stock splits, combinations, recapitalizations involving equity securities of the Issuer, reclassifications of other similar events involving a change with respect to the Series B Preferred Stock). In addition, the Series B Preferred Stock held by holders that do not accept an offer by the Issuer, within 60 days of delivery of such offer, to purchase the Series B Preferred Stock for at least 2.5 times the Series B Original Issue Price (as so adjusted) also will automatically convert into Common Stock. The Series B Preferred Stock will automatically convert into Common Stock upon the agreement of the holders of 75% of the Series B Preferred Stock.

          Holders of Series B Preferred Stock will be entitled to vote together with all other classes and series of voting stock of the Issuer on all actions to be taken by the stockholders of the Issuer. Initially, each share of Series B Preferred Stock is entitled to one vote. As long as at least 25% of the shares of the Series B Preferred Stock issued pursuant to the Series B Purchase Agreement remain outstanding, the Issuer shall not take numerous specified actions (including certain changes to the Issuer's certificate of incorporation) without first obtaining the written consent of holders of at least a majority of the then outstanding shares of Series B Preferred Stock voting separately as a class. As long as 50% of the shares of the Series B Preferred Stock issued pursuant to the Series B Purchase Agreement remain outstanding, the Issuer shall not take certain other specified actions (including declaration of dividends or distributions on the capital stock other than dividends and distributions paid on the Series B Preferred Stock and the Preferred Stock) without first obtaining the written consent of holders of at least a majority of the then outstanding shares of Series B Preferred Stock voting separately as a class. The holders of Series B Preferred Stock are entitled to customary preemptive rights and liquidation and dissolution preferences.

          Prepayment of Convertible Notes

          Principal of and interest on the Convertible Notes may not be prepaid without the prior consent of the holders of a majority of the principal amount outstanding under the Convertible Notes until 18 months following the Series A Closing. At any time after 18 months following the Series A Closing, the Issuer may prepay principal and interest under the Convertible Notes by so notifying the holders of the Convertible Notes. Any prepayment will be made, at the option of the holders of a majority of the principal amount outstanding under the Convertible Notes either: (i) in cash in an amount equal to the sum of (a) the aggregate principal amount outstanding and (b) the net present value (discounted at a rate of 7% per annum) of the interest that is accrued and unpaid as of the prepayment date and the interest that would have been payable by the Issuer through the maturity date of the Convertible Notes; or (ii) by conversion of the Convertible Notes into Series A Preferred Stock at the Series A Purchase Price (subject to adjustments for stock splits, dividends and similar events) and the payment by the Issuer of all accrued and unpaid interest on the Convertible

Notes in cash or, at the option of the holder, in shares of Series A Preferred Stock.

          If any Convertible Note is prepaid, each Convertible Note will be prepaid, in whole or in part, pro rata, based on the principal amount outstanding under the respective Convertible Notes. Prepayment of the Convertible Notes may only occur if the Issuer has an effective registration statement filed with the SEC covering the resale of the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock and the Convertible Notes and upon the exercise of the Series A Warrants and such shares are listed on AMEX or another stock exchange approved by the holders of a majority of the Series A Preferred Stock.

          Prepayment of Senior Subordinated Notes

          Principal and interest on the Senior Subordinated Notes may not be prepaid without the prior written consent of the holders of a majority of the then outstanding aggregate principal amount of all Senior Subordinated Notes.

          Warrants

          (a) In connection with the transactions contemplated by the Series A Purchase Agreement, on December 9, 2003, the Issuer issued the Series A Preferred Warrants and the Note Warrants to the Funds. The Series A Preferred Warrants are immediately exercisable at an exercise price of $3.28 per share to purchase one share of Common Stock for every five shares of Common Stock issued or issuable upon the conversion of the Series A Preferred Stock. Initially, the Series A Preferred Warrants are convertible, in the aggregate, into 1,345,291 shares of Common Stock. The Note Warrants will be immediately exercisable at an exercise price of $3.28 to purchase one share of Common Stock for every five shares of Common Stock issued or issuable upon conversion of the Convertible Notes. Initially, the Note Warrants are convertible, in the aggregate, into 664,341 shares of Common Stock. The exercise price of the Series A Warrants will be subject to adjustment for stock splits, stock dividends and similar events. Cashless exercise will be permitted. Other than as described above, the Series A Warrants have substantially similar terms, a form of which was included in the
Schedule 13D.

          (b) In connection with the Reporting Person's participation (through its employees) on the Issuer's Board of Directors, on December 9, 2003 (the "Initial Grant Date"), the Issuer granted options to purchase 5,000 shares of Common Stock to each of Martin M. Hale, Jr. and Gerald A. Poch (the "Original Directors Options"), which have substantially similar terms and are issued pursuant to the Issuer's 2002 Stock Option Plan, which is incorporated herein by reference as Exhibit 20. Based upon the vesting schedule, the Original Directors Options are each exercisable into 1,666 shares of Common Stock on the Initial Grant Date. An additional 1,667 shares per option vests on each of the first and second anniversary of the Initial Grant Date. The exercise price of the Original Directors Options is $4.04 per share. The Original Directors Options expire on December 9, 2013.

          (c) In connection with the transactions contemplated by the Series B Purchase Agreement, the Issuer issued the Common Stock Warrants to the Series B Investors. The Common Stock Warrants issued on the Senior Subordinated Notes Closing Date will expire on May 28, 2014. They are not exercisable at the time of issuance. Upon the Stockholder Approval, the Common Stock Warrants will become exercisable at the option of the Series B Investors to purchase one share of Common Stock for every five shares of Common Stock issued or issuable upon conversion of the Series B Preferred Stock that is issued or issuable upon the conversion of the principal amount of the Senior Subordinated Notes. The exercise price of the Common Stock Warrants is $4.32 per share (representing a 25% premium to the trailing 20 day average closing price of the Common Stock of the Issuer immediately preceding May 28, 2004). The exercise price of the Series B Warrants will be subject to adjustment for stock splits, stock dividends and similar events. Cashless exercise will be permitted.

          (d) In connection with the Reporting Person's participation (through its employees) on the Issuer's Board, on March 1, 2004 (the "Subsequent Grant Date"), the Issuer granted options to purchase 5,000 shares of Common Stock to each of Martin M. Hale, Jr. and Gerald A. Poch (the "New Directors Options"), which have substantially similar terms and are issued pursuant to the Issuer's 2002 Stock Option Plan, which is incorporated herein by reference as Exhibit 19. Based upon the vesting schedule, the New Directors Options are each exercisable into 1,666 shares of Common Stock on the Subsequent Grant Date. An additional 1,667 shares per option vests on each of the first and second anniversary of the Subsequent Grant Date. The exercise price of the New Directors Options is $3.92 per share. The New Directors Options expire on March 1, 2014.

          A copy of the form of the Senior Subordinated Notes and the form of the Common Stock Warrants are attached hereto as Exhibits 21 and 22, respectively, and are incorporated herein by reference, and the description herein of such agreements are qualified in their respective entireties by reference to such agreements.

          Item 7.  Material to be Filed as Exhibits

          Item 7 of the Statement is amended to add the following:


Exhibit 11          Purchase Agreement, dated May 28, 2004 by and among
                    Analex Corporation, General Electric Pension Trust, New York Life Capital Partners II, L.P., Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (incorporated by reference Exhibit 10.1 of the Issuer's Form 8-K dated May 28, 2004).

Exhibit 12 Voting Agreement, dated May 28, 2004 by and among Pequot Private Equity Fund III, L.P., Pequot Offshore Private Equity Partners III, L.P. and certain stockholders of Analex Corporation (incorporated by reference Exhibit 10.4 of the Issuer's Form 8-K filed dated May 28, 2004)

Exhibit 13 Amended and Restated Stockholders' Voting Agreement, dated May 28, 2004 by and among Analex Corporation, General Electric Pension Trust, New York Life Capital Partners II, L.P., Pequot Private Equity Fund III, L.P., Pequot Offshore Private Equity Partners III, L.P. and certain stockholders of Analex Corporation (incorporated by reference Exhibit
                    10.2 of the Issuer's Form 8-K dated May 28, 2004)

Exhibit 14 Registration Rights Agreement, dated May 28, 2004 by and among Analex Corporation, General Electric Pension Trust, New York Life Capital Partners II, L.P., Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (incorporated by reference Exhibit 10.3 of the Issuer's Form 8-K filed May 28, 2004).

Exhibit 15 Co-Sale Agreement, dated May 28, 2004 by and among Analex Corporation, General Electric Pension Trust, New York Life Capital Partners II, L.P., Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P.

Exhibit 16          Names, Addresses and Principal Occupations of the
                    Stockholder Parties.

Exhibit 17          Names, Addresses and Principal Occupations of the Voting
                    Parties.

Exhibit 18 Amendment to Certificate of Designations, Powers, Preferences and Rights of Series A Convertible Preferred Stock (incorporated by reference Exhibit 4.1 of the Issuer's Form 8-K filed May 28, 2004).

Exhibit 19          Certificate of Designations, Powers, Preferences and
                    Rights of Series B Convertible Preferred Stock (incorporated by reference Exhibit 4.2 of the Issuer's Form 8-K filed May 28, 2004).

Exhibit 20 Issuer's 2002 Stock Option Plan (incorporated by reference to the Issuer's Definitive Proxy Statement filed with the Commission on April 18, 2003, Appendix B).

Exhibit 21 Form of Secured Senior Subordinated Promissory Notes (incorporated by reference Exhibit 4.3 of the Issuer's Form 8-K filed May 28, 2004).

Exhibit 22          Form of Common Stock Warrant (incorporated by reference
                    Exhibit 4.4 of the Issuer's Form 8-K filed May 28, 2004).

                                S I G N A T U R E

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  June 7, 2004                    Pequot Capital Management, Inc.



                                       /s/ Aryeh Davis
                                       -------------------------------
                                       Aryeh Davis, General Counsel

                                INDEX TO EXHIBITS


Exhibit 11          Purchase Agreement, dated May 28, 2004 by and among
                    Analex Corporation, General Electric Pension Trust, New York Life Capital Partners II, L.P., Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (incorporated by reference Exhibit 10.1 of the Issuer's Form 8-K dated May 28, 2004).

Exhibit 12 Voting Agreement, dated May 28, 2004 by and among Pequot Private Equity Fund III, L.P., Pequot Offshore Private Equity Partners III, L.P. and certain stockholders of Analex Corporation (incorporated by reference Exhibit 10.4 of the Issuer's Form 8-K filed dated May 28, 2004)

Exhibit 13 Amended and Restated Stockholders' Voting Agreement, dated May 28, 2004 by and among Analex Corporation, General Electric Pension Trust, New York Life Management LLC, Pequot Private Equity Fund III, L.P., Pequot Offshore Private Equity Partners III, L.P. and certain stockholders of Analex Corporation (incorporated by reference Exhibit 10.2 of the Issuer's Form 8-K dated May 28, 2004)

Exhibit 14 Registration Rights Agreement, dated May 28, 2004 by and among Analex Corporation, General Electric Pension Trust, New York Life Capital Partners II, L.P., Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (incorporated by reference Exhibit 10.3 of the Issuer's Form 8-K filed May 28, 2004).

Exhibit 15 Co-Sale Agreement, dated May 28, 2004 by and among Analex Corporation, General Electric Pension Trust, New York Life Capital Partners II, L.P., Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P.

Exhibit 16          Names, Addresses and Principal Occupations of the
                    Stockholder Parties.

Exhibit 17          Names, Addresses and Principal Occupations of the Voting
                    Parties.

Exhibit 18 Amendment to Certificate of Designations, Powers, Preferences and Rights of Series A Convertible Preferred Stock (incorporated by reference Exhibit 4.1 of the Issuer's Form 8-K filed May 28, 2004).

Exhibit 19          Certificate of Designations, Powers, Preferences and
                    Rights of Series B Convertible Preferred Stock (incorporated by reference Exhibit 4.2 of the Issuer's Form 8-K filed May 28, 2004).

Exhibit 20 Issuer's 2002 Stock Option Plan (incorporated by reference to the Issuer's Definitive Proxy Statement filed with the Commission on April 18, 2003, Appendix B).

Exhibit 21 Form of Secured Senior Subordinated Promissory Notes (incorporated by reference Exhibit 4.3 of the Issuer's Form 8-K filed May 28, 2004).

Exhibit 22          Form of Common Stock Warrant (incorporated by reference
                    Exhibit 4.4 of the Issuer's Form 8-K filed May 28, 2004).

                               ANALEX CORPORATION

                                CO-SALE AGREEMENT

          This CO-SALE AGREEMENT (this "Agreement"), dated as of May 28, 2004, is among ANALEX CORPORATION, a Delaware corporation (the "Company"), (b) PEQUOT PRIVATE EQUITY FUND III, L.P., PEQUOT OFFSHORE PRIVATE EQUITY PARTNERS III, L.P. (each a "Pequot Shareholder" and, collectively, the "Pequot Shareholders") and the other investors listed on the signature pages hereto under the heading "Investor Shareholders" (each an "Investor Shareholder" and, collectively, the "Investor Shareholders" and, together with the Pequot Shareholders, the "Shareholders", collectively).

          The Company and the Pequot Shareholders are parties to that certain Purchase Agreement, dated as of May 28, 2004 (as amended, the "Purchase Agreement"), providing for the issuance and sale of the Notes or Series B Preferred Stock and Warrants each as may be issued pursuant to the terms and provisions of the Purchase Agreement.

          Pursuant to the Purchase Agreement, the Investor Shareholders desire to become additional purchasers under the Purchase Agreement and, as a condition to the Purchase Agreement, desire to enter into this Agreement with the Company and the Pequot Shareholders to set forth their relative rights with regard to the transfer and sale of the Securities.

          NOW, THEREFORE, the parties to this Agreement hereby agree as follows:

          ss. 1. DEFINITIONS. For all purposes of this Agreement, including the Recitals, except as otherwise defined herein, the following terms shall have the meanings set forth below:

          Affiliate. Affiliate shall mean, with respect to any Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

          Common Stock. Common Stock shall mean (a) the Company's Common Stock, $.02 par value per share (the "Common Stock") and (b) any shares of any other class of capital stock of the Company hereafter issued which are (i) not preferred as to dividends or assets over any class of stock of the Company, (ii) not subject to redemption pursuant to the terms thereof or (iii) issued to the holders of shares of Common Stock upon any reclassification thereof.

          Notes. Notes shall mean the secured senior subordinated convertible promissory notes of the Company issued or issuable to the Shareholders pursuant to the Purchase Agreement and any notes issued upon transfer, exchange or replacement thereof.

          Offered Securities. Offered Securities shall mean the Securities that are the subject of a proposed Transfer.

          Permitted Transferee. Permitted Transferee shall mean, with respect to any Shareholder, an Affiliate and, with respect to any Shareholder that is a "benefit plan investor" as defined in the Department of Labor Regulation Section 2510.3-101, 29 C.F.R. Section 2510.3-101 (the "Plan Asset Regulation"), including without limitation, (x) any "employee benefit plan" (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended from time to time ("ERISA")), whether or not subject to Title I of ERISA, including governmental plans, foreign pension plans and church plans, (y) "plan" (as defined in Section 4975(e)(1) of the U.S. Internal Revenue Code of 1974, as amended from time to time (the "Code")), whether or not subject to Section 4975 of the Code or (z) entity whose underlying assets include "plan assets" (as determined pursuant to the Plan Asset Regulation or otherwise under ERISA) by reason of such an employee benefit plan's investment in such entity, a successor trust or successor trustee.

          Person. Person shall mean an individual, partnership, corporation, limited liability company, association, trust, joint venture, unincorporated organization, or any government, governmental department or agency or political subdivision thereof.

          Public Offering. Public Offering shall mean a public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of shares of Common Stock.

          Public Sale. Public Sale shall mean any sale of Common Stock to the public pursuant to a Public Offering or to the public through a broker or market-maker pursuant to the provisions of Rule 144 (or any successor rule) adopted under the Securities Act.

          Securities.  Securities shall mean (a) the Warrants, (b) the Notes,
(c) the Shares, (d) all shares of the Company's capital stock issued or issuable upon conversion or exercise of any security described in (a), (b) or (c) and (e) all shares of the Company's capital stock issued with respect to any such securities by way of stock dividend or stock split or in connection with any merger, consolidation, recapitalization or other reorganization affecting the Company's capital stock; provided that shares of Securities will cease to be Securities when transferred (i) to the Company or (ii) pursuant to a Public Sale.

          Securities Act. Securities Act shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

          Series B Preferred Stock. Series B Preferred Stock shall mean the Series B Convertible Preferred Stock, $.02 par value per share, of the Company.

          Shares. Shares shall mean all shares of Series B Preferred Stock issued or issuable to the Shareholders pursuant to the Purchase Agreement or issued or issuable on conversion of the Notes.

          Transfer or Transferred. Transfer or Transferred shall mean and include any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by request, devise or descent, or other transfer or disposition of any kind, including, but not limited to, transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law, directly or indirectly, of any of the Securities.

          Warrants. Warrants shall mean the warrants of the Company for the purchase of shares of Common Stock issued or issuable to the Shareholders pursuant to the Purchase Agreement and any warrants issued upon transfer, exchange or replacement thereof.

          ss. 2. CO-SALE RIGHTS

          2.1. (a) Except in connection with a Transfer to the Company, pursuant to a Public Sale or to a Permitted Transferee in accordance with Section 2.2 hereof and so long as any Shareholder owns any Securities, each such Shareholder (the "Transferring Shareholder") shall give each other Shareholder (the "Other Shareholders") and the Company written notice of the terms and conditions of any proposed bona fide and arm's length sale of Offered Securities, including (i) the number and type of Securities that are proposed to be Transferred, (ii) the anticipated date of the proposed Transfer, (iii) the name and address of each Person to whom the Transfer is proposed to be made and (iv) the material terms and conditions of the proposed Transfer, including the cash and/or other consideration to be received in respect of such Transfer, at least twenty (20) days prior to any proposed Transfer (a "Transfer Notice"). Any such Transfer Notice shall be deemed a representation by the Transferring Shareholder that the Transfer is a bone fide transaction.

          (b) Upon receipt of a Transfer Notice, such Other Shareholders may elect to participate in the proposed Transfer by delivering written notice to the Transferring Shareholder and the Company within ten (10) business days of the date of receipt of such Transfer Notice (such Other Shareholders so electing, the "Electing Other Shareholders"). The Electing Other Shareholders shall have the right and obligation (subject to the provisions hereof) to sell to the proposed transferee(s), as a condition to such Transfer by the Transferring Shareholder(s), at the same price and on the same terms and conditions as are specified in the Transfer Notice, the same type and up to the same percentage of Securities (on an as converted basis including shares of Common Stock issuable upon conversion of Series B Preferred Stock) owned by such Electing Other Shareholders as the Offered Securities represents with respect to the capital stock of the Company owned by the Transferring Shareholder (determined on the same basis) immediately prior to the Transfer of the Offered Securities to the proposed transferee(s). The Transferring Shareholder will be entitled to sell in the proposed Transfer the balance of the Offered Securities proposed to be so sold if the aggregate of the Securities to be sold by the Electing Other Shareholders and the Transferring Shareholder (each as calculated above) do not equal or exceed the number of Securities to be Transferred. The Transferring Shareholder shall use his, her or its best efforts to obtain the agreement of the prospective transferee(s) to the participation of the Electing Other Shareholders in any proposed Transfer and shall not Transfer any Securities to such prospective transferee(s) unless such prospective transferee(s) allow(s) the participation of the Electing Other Shareholders on the terms specified in the Transfer Notice and in accordance with this Agreement. Subject to the foregoing, the Transferring Shareholder(s) may, within sixty (60) days after the expiration of the ten (10) business day period referred to above, Transfer the Offered Securities (reduced by the aggregate number of Securities with respect to which the Electing Other Shareholders have elected to participate, if any) to the transferee(s) identified in the Transfer Notice at a price and on the terms no more favorable to the Transferring Shareholder(s) than specified in the Transfer Notice; provided, that, prior to any Transfer such transferee(s) shall first execute and deliver to the Company a written agreement to be bound by all of the provisions of this Agreement applicable to the transferor(s). However, if such Transfer is not consummated within such sixty (60) day period, the Transferring Shareholder(s) shall not Transfer any of the Offered Securities as have not been purchased within such period without again complying with all of the provisions of this Section 2.1. Any attempt by a Transferring Shareholder to Transfer Securities in violation of this Section 2.1 hereof shall be void and the Company agrees that it will not effect such a Transfer nor will it treat any alleged transferee as the holder of such Securities without the consent of the Other Shareholders.

          2.2. Notwithstanding anything to the contrary contained in this
Section 2, each Shareholder may Transfer any or all of its Securities to a Permitted Transferee, provided that in each case such Transfer shall be subject to the transferor and transferee agreeing in writing, for the benefit of the Company and the other Shareholders (who shall be third party beneficiaries of such agreement) that the transferor will repurchase such Securities in the event such transferee ceases to be an Affiliate; and provided further, that the Permitted Transferee of a Shareholder may only Transfer its Securities to the Shareholder from whom such Permitted Transferee received such Securities or any of such Shareholder's Permitted Transferees or otherwise in accordance with the terms hereof.

          ss. 3. MISCELLANEOUS.

          3.1. Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction to the greatest extent possible to carry out the intentions of the parties hereto.

          3.2. Entire Agreement; No Third Party Beneficiaries. Each party hereby acknowledges that no other party or any other Person has made any promises, warranties, understandings or representations whatsoever, express or implied, not contained in this Agreement and acknowledges that it has not executed this Agreement in reliance upon any such promises, representations, understandings or warranties not contained herein and that this Agreement supersedes all prior agreements and understandings between the parties with respect to the subject matter hereof. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

          3.3. Successors and Assigns. This Agreement will bind and inure to the benefit of and be enforceable by the Company and the Shareholders and their respective heirs, successors and assigns.

          3.4. Counterparts; Facsimile Signatures. This Agreement may be executed in separate counterparts each of which will be an original and all of which taken together will constitute one and the same agreement. Any signature page delivered by a fax machine shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto.

          3.5. Expenses. Unless otherwise agreed, each Shareholder shall be responsible for its own expenses incurred in connection with any Transfer permitted under this Agreement.

          3.6. Remedies. The Shareholders will be entitled to enforce their rights under this Agreement specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights existing in their favor. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any Shareholder may in its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief in order to enforce or prevent any violation of the provisions of this Agreement. In the event of any dispute involving the terms of this Agreement, the prevailing party shall be entitled to collect reasonable fees and expenses incurred by the prevailing party in connection with such dispute from the other parties to such dispute.

          3.7. Notices. All notices and other communications required or permitted hereunder shall be in writing. Notices shall be delivered personally via recognized overnight courier (such as Federal Express, DHL or Airborne Express) or via certified or registered mail. Notices may be delivered via facsimile or e-mail, provided that by no later than two days thereafter such notice is confirmed in writing and sent via one of the methods described in the previous sentence. Notices to the Company or any Shareholder shall be sent as provided in the Purchase Agreement. All notices shall be effective upon receipt.

          3.8. Amendment and Waiver. No modification, amendment or waiver of any provision of this Agreement will be effective against the Company or the Shareholders unless such modification, amendment or waiver is approved in writing by the Company, each Pequot Shareholder and each Investor Shareholder. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such nonbreaching or nondefaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.

          3.9. Termination. Notwithstanding any other provision of this Agreement, this Agreement may be terminated in a writing approved by the Company, each Pequot Shareholder and each Investor Shareholder. This Agreement will terminate automatically upon the earliest to occur of (a) the completion of any voluntary or involuntary liquidation or dissolution of the Company, or (b) the sale of all or substantially all of the Company's assets or of a majority of the outstanding equity of the Company (determined on a fully diluted basis) to any Person that is not a party to this Agreement (whether pursuant to a merger, consolidation or otherwise).

          3.10. GOVERNING LAW. THE CONSTRUCTION, VALIDITY AND INTERPRETATION OF THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.3.11.

                            [Signature pages follow.]

          IN WITNESS WHEREOF, the parties hereto have executed this Co-Sale Agreement on the day and year first above written.

                                       ANALEX CORPORATION


                                       By:   /s/ Sterling E. Phillips, Jr.
                                            --------------------------------
                                       Name:  Sterling E. Phillips, Jr.
                                       Title: Chief Executive Officer

                                       INVESTOR SHAREHOLDERS:
                                       ---------------------

                                       PEQUOT PRIVATE EQUITY FUND III, L.P.

                                       By:    Pequot Capital Management, Inc.,
                                              its Investment Manager


                                       By:   /s/ Richard Joslin
                                            --------------------------------
                                       Name:  Richard Joslin
                                       Title: Principal


                                       PEQUOT OFFSHORE PRIVATE EQUITY
                                       PARTNERS III, L.P.

                                       By:   Pequot Capital Management, Inc.,
                                             its Investment Manager


                                       By:    /s/ Richard Joslin
                                            ------------------------------------
                                       Name:  Richard Joslin
                                       Title: Principal

                                       INVESTOR SHAREHOLDER:
                                       --------------------

                                       GENERAL ELECTRIC PENSION TRUST

                                       By:   GE ASSET MANAGEMENT
                                             INCORPORATED, its investment
                                             manager


                                       By:
                                              /s/ David Wiederecht
                                            -----------------------------------
                                       Name:  David Wiederecht
                                       Title: Vice President

                                       INVESTOR SHAREHOLDER:

                                       NEW YORK LIFE CAPITAL PARTNERS   II, L.P.

                                       By:    NYLCAP Manager, LLC, its General
                                              Partner


                                       By:    /s/ James M. Barker, V
                                            ------------------------------------
                                       Name:  James M. Barker, V
                                       Title: Vice President

Co-Sale Agreement

                                   EXHIBIT 16

(a) NAME OF                    (b) RESIDENCE OR BUSINESS              (c) PRESENT PRINCIPAL
                                                                      OCCUPATION OR EMPLOYMENT
                                                                      AND THE NAME, PRINCIPAL
                                                                      BUSINESS AND ADDRESS OF
                                                                      ORGANIZATION IN WHICH
                                                                      SUCH EMPLOYMENT IS CONDUCTED
                                                                      (IF APPLICABLE)

J. Richard Knop                One Discovery Square                   Chairman and Co-CEO
                               12010 Sunset Hills Road                Windsor Group, LLC, an investment bank
                               Suite 700                              One Discovery Square
                               Reston, VA  20190                      12010 Sunset Hills Road
                                                                      Suite 700
                                                                      Reston, VA 20190

C.W. Gilluly                    415 1st St, SE                        Private investor
                                Washington, DC 20003                  415 1st St, SE
                                                                      Washington, DC 20003

Peter Belford                   c/o Analex Corporation                President
                                5904 Richmond Highway                 First Flight Development, a real estate
                                Suite 300                             development company
                                Alexandria, VA 22303                  4 Lucky Star Drive
                                                                      Park City, UT 84060

Arthur A. Hutchins              3235 Holland Cliff Road               Private Investor
                                Huntingtown, MD 20639

Joseph H. Saul                  9634 Green Moon Path                  Private Investor
                                Columbia, N 21046

DRG Irrevocable Trust           1173 Dolley Madison Boulevard         Private Investor
                                McLean, VA 22101

General Electric Pension        c/o GE Asset Management               Private Investor
Trust                           Incorporated
                                3003 Summer Street
                                Stamford, Connecticut 06905

New York Life Capital           c/o NYLCAP Manager LLC                Private Investor
Partners II, L.P.               51 Madison Avenue, Room 3009
                                New York, New York 10010

Pequot Capital                  500 Nyala Farms Road                  Private Investor
Management, Inc.                Westport, CT 06680


                                   EXHIBIT 17

(a) NAME OF                     (b)RESIDENCE OF BUSINESS              (c) PRESENT PRINCIPAL OCCUPATION
    REPORTING PERSON            ADDRESS                               OR EMPLOYMENT AND THE NAME,
                                                                      PRINCIPAL BUSINESS AND ADDRESS
                                                                      OF ORGANIZATION IN WHICH SUCH
                                                                      EMPLOYMENT IS CONDUCTED (IF
                                                                      APPLICABLE

Sterling E. Phillips, Jr.       c/o Analex Corporation                Chairman and Chief Executive Officer,
                                5904 Richmond Highway                 Analex Corporation, a government and defense
                                Suite 300                             contractor
                                Alexandria, VA 22303                  5904 Richmond Highway
                                                                      Suite 300
                                                                      Alexandria, VA 22303

J. richard Knop                 One Discovery Square                  Chairman and Co-CEO
                                12010 Sunset Hills Road               Windsor Group, LLC, an investment bank
                                Suite 700                             One Discovery Square
                                Reston, VA  20190                     Reston, VA  20190

C.W. Gilluly                    415 1st St, SE                        Private investor
                                Washington, DC 20003                  415 1st St, SE
                                                                      Washington, DC 20003

Peter Belford                   c/o Analex Corporation                President
                                5904 Richmond Highway                 First Flight Development, a real estate
                                Suite 300                             development company
                                Alexandria, VA 22303                  4 Lucky Star Drive
                                                                      Park City, UT 84060

Arthur A. Hutchins              3235 Holland Cliff Road               Private Investor
                                Huntingtown, MD 20639

Joseph H. Saul                  9634 Green Moon Path                  Private Investor
                                Columbia, N 21046

DRG Irrevocable Trust           1173 Dolley Madison Boulevard         Private Investor
                                McLean, VA 22101

Gerald McNichols                23349 Parson Rd                       Chairman and Chief Executive Officer
                                Middleburg, VA 20117-2817             McNichols & McNichols, Inc.,
                                                                      a consulting firm
                                                                      23349 Parson Rd
                                                                      Middleburg, VA 20117-2817

Pequot Capital Management,      500 Nyala Farms Road                  Private Investor
Inc.                            Westport, CT 06680